Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-261324
Prospectus Supplement No. 11
(To Prospectus dated April 1, 2022)
EMBARK TECHNOLOGY, INC.
This prospectus supplement updates, amends and supplements the prospectus dated April 1, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261324). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The Prospectus and this prospectus supplement relate to from time to time (i) the resale of an aggregate of 173,549,101 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Embark Technology, Inc., a Delaware corporation (“Embark”), issued in connection with the Merger by certain of the selling shareholders named in the Prospectus (each a “Selling Shareholder” and, collectively, the “Selling Shareholders”), (ii) the resale of 17,000,000 shares of Class A common stock issued in the PIPE Financing by certain of the Selling Shareholders, (iii) the issuance by us and resale of 1,342,353 shares of common stock reserved for issuance upon the exercise of options to purchase Class A common stock, (iv) the issuance by us and resale of 50,550,140 shares of Class A common stock reserved for issuance upon the settlement of restricted stock units, (v) the resale of 806,497 warrants to purchase Class A common stock, (vi) the issuance of 22,486,667 shares of Class A common stock in respect of warrants to purchase Class A common stock, (vii) the resale 806,497 shares of Class A common stock issuable in respect of warrants to purchase Class A common stock, and (viii) the issuance by us and resale of 87,078,981 shares of Class A common stock issuable upon conversion of shares of Class B common stock. On August 16, 2022, Embark completed a 1-for-20 reverse stock split, which is not reflected in the share numbers above.
This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 1, 2023, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Our shares of Class A common stock are listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “EMBK.” On May 8, 2023, the closing sale price of our Class A common stock was $2.92 per share. Our warrants are listed on Nasdaq under the symbol “EMBKW.” On May 8, 2023, the closing sale price of our warrants was $0.022 per warrant.
Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 5 of the Prospectus.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 10, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 28, 2023
EMBARK TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39881 (Commission File Number)	86-3343695 (I.R.S. Employer Identification No.)
321 Alabama Street
San Francisco, CA 94110
(Address of principal executive offices, including zip code)
(415) 671-9628
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	EMBK	The Nasdaq Global Market

Warrants to purchase 1/20th share of Class A common stock, each at an exercise price of $11.50 per share	EMBKW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On April 28, 2023, Richard Hawwa and Embark Trucks, Inc. (the “Company”) reached an agreement regarding Mr. Hawwa’s resignation from his position as the Company’s Chief Financial Officer effective April 28, 2023 (“Separation Date”). In connection with his resignation, the Company has entered into a letter agreement with Mr. Hawwa, dated as of April 28, 2023 (the “Hawwa Agreement”). Under the Hawwa Agreement, the separation benefits provisions set forth in Mr. Hawwa’s offer letter have been amended such that he will receive (i) a cash amount equal to $182,500 payable in a lump sum, (ii) an additional cash amount of $73,000 (representing 50% of Mr. Hawwa’s anticipated 2023 target bonus), payable in a lump sum, and (iii) reimbursement of insurance premiums to continue Mr. Hawwa’s existing health benefits for six months following the Separation Date. Mr. Hawwa’s departure is not related to any disagreement with the Company or the registrant on any matter relating to the registrant’s operations, policies or practices. Pursuant to the agreement, Mr. Hawwa will remain available on a consulting basis to assist the Company with certain transitional activities for a period of forty-five days beginning April 29, 2023.

On April 26, 2023, the Board of Directors of the Company approved the appointment of Morgan Dioli to serve as the Company’s interim Chief Financial Officer and designated Mr. Dioli to serve as the Company’s principal financial officer and principal accounting officer, succeeding Mr. Hawwa. Mr. Dioli’s appointment will be effective upon the Separation Date.

Mr. Dioli, age 54, has served as a partner at Ravix Group Inc. (“Ravix”), a provider of outsourced accounting, financial consulting and financial management services, since 2016. Mr. Dioli is a managing partner and consulting CFO for Ravix Group. Over the past 20 years, Mr. Dioli has worked for a wide range of startups and technology companies. Prior to joining Ravix Group, he was the CFO for SocialChorus. He co-founded Azzurri Finance, a finance and accounting consulting firm. His clients included Twitter, Getaround, Scribd, Swiftype, Terracotta and Hazelcast. Mr. Dioli earned his MBA from the McDonough School of Business at Georgetown University. He authored the eBook "Never Startup Alone" and co-developed a relationship app called Lovebind.

The Company and Ravix are party to a Consulting Agreement dated April 5, 2023 (the “Consulting Agreement”) pursuant to which Ravix provides consulting services to the Company. Under the Consulting Agreement, the Company will pay Ravix an agreed upon hourly rate for such services, including $300 per hour for services performed by Mr. Dioli, and will reimburse Ravix for expenses. Pursuant to the Consulting Agreement, Ravix and Mr. Dioli are entitled to indemnification in certain instances in connection with the services provided.

There is no arrangement or understanding between Mr. Dioli and any other persons pursuant to which Mr. Dioli was selected as an officer within the meaning of Item 401(b) of Regulation S-K under the U.S. Securities Act of 1933 (“Regulation S-K”) nor are there any family relationships between Mr. Dioli and any director, executive officer or person nominated or chosen by the Company to become a director or executive officer of the Company within the meaning of Item 401(d) of Regulation S-K. Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction in which Mr. Dioli had direct or indirect material interest within the meaning of Item 404(a) of Regulation S-K.

The foregoing description of the Hawwa Agreement is a summary and is qualified in its entirety by the text of the agreement, copies of which will be included as exhibits to the Company’s future SEC filings.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Embark Technology, Inc.

Date: April 28, 2023	By:	/s/ Siddhartha Venkatesan
	Name:	Siddhartha Venkatesan
	Title:	Chief Legal Officer